

Mail Stop 3720

November 6, 2015

Daniel Solomita
Chief Executive Officer
Loop Industries, Inc.
1999 Avenue of the Stars, Suite 2520
Los Angeles, CA 90067

>   **Re: Loop Industries, Inc.**
>   **Amendment No. 2 to Form 8-K**
>   **Filed October 29, 2015**
>   **File No. 000-54768**

Dear Mr. Solomita:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Overview of Loop Holdings, page 4

1.   We note your response to comment 1 and your revised disclosure stating that CDN$1,300,000 had been paid by the Company under the Intellectual Property Assignment Agreement. Since your financial statements in the Form 10-Q for the quarter ended August 31, 2015 do not reflect such milestone payments, please disclose when such payments were made.

Security Ownership of Certain Beneficial Owners and Management, page 26

2.   Please refer to Item 403(a) of Regulation S-K. Please revise your beneficial ownership table to account for your recent reverse stock split and disclose your security ownership as of the most recent practicable date.

Directors and Executive Officers, page 26

3.   We note your response dated September 18, 2015, submitted in connection with Amendment No. 1, where you state that Mr. Solomita owns SMH Recycling, which is doing business as 8198381 Canada Inc. Please revise your description of SMH Recycling to make this fact clear and add clarifying disclosure in your related party transactions on page 30.

4.   We note your response to comment 3 and your statement that "SMH Recycling doing business as 8198381 Canada has nominal operations and Mr. Solomita's duties with SMH Recycling are as an owner maintaining the existence of the entity." With a view towards disclosure, please explain to us how SMH Recycling incurred and earned the amounts that you had paid for work-for-hire R&D services.

Financial Statements as of and for the period ended February 28, 2015

Note 6 – Commitments and Contingencies, page F-18
Accounting Treatment of the Consideration, page F-18

5.   We note your response to comment 6; however, please provide us a complete written response explaining your analysis in support of the accounting treatment. Please note the guidance in ASC 505-50-25-6 states a grantor shall recognize "services received in a share-based payment transaction … as services are received." It further states that a grantor may need to recognize an asset before it actually receives services and the services themselves are not recognized before they are received. The guidance in ASC 505-50-25-7 contemplates the possibility of recognition of a prepaid asset when fully vested, nonforfeitable equity instruments are issued for services.

Note 9- Subsequent Events
Entry into a Technology Transfer Agreement with 8198381 Canada, Inc., a Related Party, page 21

6.   We note your response to comment 7. We further note in your Form 10-Q for the quarter ended August 31, 2015 that your fiscal year-to-date R&D costs - related party totaled $600,000 (in addition to the $50,000 recorded for the previous fiscal year). Considering that the amount invoiced may not necessarily be indicative of 8198381 Canada's historical cost, please state, if true, that the cost recorded by the Company is the same as what was historically incurred by 8198381 Canada, Inc. or advise us.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, or Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Thomas E. Puzzo